RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

NOTICE OF 2018 ANNUAL
GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to our 2018 Annual General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) on Thursday, June 7, 2018 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	to re-elect (7) seven directors, each for a term expiring at our 2019 Annual General Meeting of Shareholders;

(2)	to elect (1) one external director, for a three-year term commencing on October 22, 2018 and expiring on October 21, 2021;

(3)	to approve an increase of our authorized share capital;

(4)	to approve the U.S. Taxpayers Appendix to our 2015 Share Option Plan and to reserve 1,000,000 of our ordinary shares for issuance thereunder;

(5)	to approve the grant of 500,000 stock options to Mr. Dov Sella, our Chief Executive Officer.

(6)	to ratify and approve the terms of employment of Mr. Guy Zur, a member of our Board of Directors, as a business development consultant to our company; and

(7)	to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2018, and to authorize our Board of Directors, to determine their compensation, based on the recommendation of our Audit Committee.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on April 30, 2018 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals, except that the approval of the election of an external director in proposal 2 and the approval of proposal 5 require that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (with respect to proposal 2, unless such personal interest is not related to such persons’ relationship with the controlling shareholder), or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israel Companies Law, 5759-1999, is May 10, 2018.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972-9-8921111) until the date of the Meeting.

By Order of the Board of Directors,

Yossi Ben Shalom

Chairman of the Board of Directors

May 3, 2018

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street

Netanya 4250407, Israel

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the 2018 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on June 7, 2018 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2018 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about May 3, 2018.

Purpose of the 2018 Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (1) to re-elect seven directors, each for a one-year term expiring at our 2019 Annual General Meeting of Shareholders; (2) to elect one external director, for a three - year term commencing on October 22, 2018 and expiring on October 21, 2021; (3) to approve the increase of our authorized share capital; (4) to approve the U.S. Taxpayers Appendix to our 2015 Share Option Plan and to reserve 1,000,000 of our ordinary shares for issuance thereunder; (5) to approve the grant of 500,000 stock options to Mr. Dov Sella, our CEO; (6) to ratify and approve the terms of employment of Mr. Guy Zur, a member of our Board of Directors, as our business development consultant; and (7) to ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2018. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of directors and all the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on April 30, 2018, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of April 30, 2018, the record date for determination of shareholders entitled to vote at the Meeting, there were 32,882,914 outstanding Ordinary Shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel, at least forty-eight (48) hours prior to the appointed time of the Meeting, to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by filing with us a written notice of revocation, or duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting, a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice will serve as notice of such reconvened meeting, if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. For the election of directors in Proposal 1 and for each of Proposals 3, 4, 6 and 7, an affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required for approval.

In addition, the approval of Proposal 2 and Proposal 5 require that the affirmative vote of the ordinary shares must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (with respect to proposal 2, unless such personal interest is not related to such persons’ relationship with the controlling shareholder), or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding ordinary shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors or officers. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through either of the following means:

●	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html

●	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 28, 2018.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of April 30, 2018 regarding the beneficial ownership by (i) all shareholders known to us, to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership
DBSI Investments Ltd. (3) (4)	9,001,634	27.37%
Howard P.L. Yeung (5)	1,786,010	5.43%
Yelin Lapidot Holdings Management Ltd. (7)	1,663,942	5.06%
All directors and executive officers as a group (12 persons)	308,250	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and notes currently exercisable or convertible or exercisable or convertible within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 32,882,914 ordinary shares issued and outstanding as of April 30, 2018.

(3)	As reported by DBSI in its latest Schedule 13D/A, dated January 22, 2018, it is currently the beneficial owner of 9,001,634 Ordinary Shares, constituting 27.37% of our issued and outstanding Ordinary Shares.

(4)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the 9,001,634 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(5)	Based on a Schedule 13D/A filed by Howard P.L. Yeung on August 8, 2016 he is the beneficial owner of 1,560,995 Ordinary Shares. In addition, we are including 225,015 Ordinary Shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother Kenneth Yeung. The address of Messrs. Howard P.L. Yeung and Kenneth Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

(6)	Based on the Schedule 13G/A filed by Yelin Lapidot Holdings Management Ltd. jointly with Yelin Lapidot Mutual Funds Management Ltd. and Messrs. Dov Yelin, Yair Lapidot with the SEC on January 31, 2018. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

1. ELECTION OF SEVEN (7) DIRECTORS

(Item 1 on the Proxy Card)

The terms of office of seven of our directors, Mr. Yossi Ben Shalom, Mr. Nir Cohen, Mrs. Kineret Ya’ari, Mr. Israel Livnat, Mr. Alon Dumanis, Mr. Ben Zion Gruber and Mr. Guy Zur expire as of the Meeting, and they will be standing for re-election to serve as directors for one-year terms to hold office until our 2019 Annual General Meeting of Shareholders.

Pursuant to our articles of association, our Board of Directors may consist of no less than four (4) and no more than twelve (12) members. In addition to the seven directors standing for re-election at this Meeting, we have two additional directors that are “external directors” as defined and required by the Israeli Companies Law. All the members of our Board of Directors, except for the external directors, may be re-elected upon completion of their term of office.

In general, under Nasdaq Stock Market Rules, a majority of our Board of Directors must qualify as independent directors and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and Nasdaq. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of Nasdaq Stock Market Rules. We do not comply with the Nasdaq requirement to maintain a majority of independent directors, as defined under the Nasdaq Stock Market Rules. Instead, we follow Israeli law and practice which require that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors.

We also do not follow the Nasdaq requirement regarding the process for the nomination of directors. Instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders. Our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

As required by Israeli law, each of the director nominees has declared in writing that: (i) he/she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he/she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he/she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him/her from serving as a director; and (iv) he/she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Accordingly, our Board of Directors recommends a vote “FOR” the election of each of Messrs. Yossi Ben Shalom, Nir Cohen, Israel Livnat, Alon Dumanis, Ben Zion Gruber, Guy Zur and Mrs. Kineret Ya’ari. We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Messrs. Yossi Ben Shalom, Nir Cohen, Guy Zur and Israel Livnat and Mrs. Kineret Ya’ari were elected to serve as directors by our shareholders on our 2017 Annual Shareholders Meeting that took place on August 3, 2017. Mr. Ben Zion Gruber was last re-elected at our Annual General Meeting on October 22, 2015 for a three-year term. Mr. Alon Dumanis was appointed on September 16, 2015 by our Board of Directors to serve as independent director until this Meeting. All of the nominees are standing for re-election for a one-year term until our 2019 annual general meeting.

Set forth below is information about the nominees, including their age, principal occupation, recent business history and other directorships held.

Yossi Ben-Shalom was appointed as a director since May 18, 2016 and has served as the Chairman of our Board of Directors since June 14, 2016. Mr. Ben-Shalom co-founded DBSI Investments Ltd. in 2001 and in connection with his duties, he currently serves as the Chairman of Pointer Telocation Ltd. (NASDAQ: PNTR) and Chairman of Shagrir Group Car Services Ltd. (TASE: SHGR). Mr. Ben-Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director on numerous boards of directors, including: NICE Systems Ltd. (NASDAQ: NICE) (computer telephony); Machteshim Agan (chemistry); and Investec Bank. He also participated in the creation of TDA VC fund (a joint venture between Templeton and Tadiran) and was an active Chairman of Scopus – a technology company with sales of over $30 million. Mr. Ben-Shalom also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and several other privately held companies. Mr. Ben-Shalom holds a B.A. degree in Economics and an M.A. degree in Business Management from Tel Aviv University.

Nir Cohen has served as a director since May 18, 2016. Mr. Cohen serves as Chief Financial Officer of DBSI Investments Ltd. and of its affiliate – Shiraz DS Investments Ltd. As the CFO of both DBSI and Shiraz, Mr. Cohen serves as a director in several public companies: Taldor Computer Systems (1986) Ltd. (TASE: TALD); Pointer Telocation Ltd. (NASDAQ: PNTR); Danel (Adir Joshua) Ltd.; and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC, a privately held U.S.-based investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as a senior associate at Kesselman & Kesselman, an Israeli affiliate of the global accounting firm PricewaterhouseCoopers (PwC). Before joining PwC, Mr. Cohen worked as an auditor for the accounting firm KPMG in Israel. Mr. Cohen holds a B.A. degree in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Dr. Alon Dumanis has served as a director since September 2015. Until December 31, 2015 Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of the Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense Ltd. (TASE: APOS) and a member of the board of directors of Nova Measuring Instruments Ltd. (NASDAQ and TASE: NVMI). Dr. Dumanis is the Chairman of Dumanis Investments Ltd., Dumanis Holdings Ltd., Dumanis Ventures Ltd. and the CEO of ACS Air Cyber Solutions Ltd. and a managing partner of Augmentum Ltd. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE:TDRN), of El Al Israel Airlines (TASE: ELAL), of Protalix Biotherapeutics (NYSE:PLX), and a former member of the board of directors of Inventec Investments Co. Ltd. (TASE: IVTC), Spectronix Ltd. (TASE: SPCT) and IceCure Medical Ltd. (TASE: ICCM). Previously, Dr. Dumanis was the Head of the Material Command of the Israel Air Force holding the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana.

Ben Zion Gruber has served as a director since June 2002. Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several hi-tech companies. Mr. Gruber is a Br. General (Res.) of the IDF and is currently serving as deputy commander of an armored division. Mr. Gruber is a member of the Board of Employment Service of the government of Israel. Mr. Gruber also serves on the boards of Ohr Torah Stone institutions, Har Etzyun Yeshiva, Hertzog College and the Association of Friends of Kefar Shaul Hospital. Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals as well as a director of several other charitable organizations. Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from JCT Jerusalem College of Technology. In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.

Israel Livnat has served as a director since May 18, 2016. Mr. Livnat is the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Mr. Livnat serves as a director on the board of Mobilicom Ltd., a provider of advanced communication solutions. He also serves as Director at Urban Aeronautics Leader in developing a compact VTOL vehicle with no exposed rotors that is tailored to meet FAA requirements for powered lift vehicles and is also capable of flying and operating inside complex urban and natural environments. Mr. Livnat was the President of the Security Group at Nice Systems Ltd. from May 2006 until August 2011. Prior to joining NICE and since 2001, he served as the President and CEO of Elta Systems Ltd., the leading defense company in Israel for radar, signal intelligence and communication systems. Prior to his position with Elta, Mr. Livnat headed the MLM division of Israeli Aircraft Industries, leading the development of the Arrow weapons system, the Israeli Shavit satellite launcher and other airborne command and control systems. Before that he was VP Engineering of the MLM division and director for hardware engineering at Daisy Systems of Mountain View, California, a leading developer of hardware and software for large computer-embedded systems. Mr. Livnat holds a B.Sc. degree and a M.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology, and an Executive MBA degree from Stanford University, California. He was awarded the prestigious Israeli Industry Prize for 2004.

Kineret Ya’ari has served as a director since May 18, 2016. Mrs. Ya’ari serves as an analyst and economist at DBSI Investments Ltd. Mrs. Ya’ari also serves as a director of Taldor Computer Systems (1986) Ltd. (TASE: TALD) and Shagrir Group Vehicle Services Ltd. (TASE: SHGR). Before joining DBSI Investments, Mrs. Ya’ari served as a senior business analyst at Giza-Singer-Even, a financial advisory and investment banking firm in Israel. Mrs. Ya’ari holds a B.A. degree in Economics and Management and an M.B.A. degree in Accounting and Finance from Tel Aviv University.

Guy Zur has served as a director since March 27, 2017. Mr. Zur joined the IDF in 1983 and served in the military until 2016 in a variety of positions, retiring with the rank of Major General. Mr. Zur served as the commander of the Ground Forces from 2013 until 2016. Between 2010 and 2013, Mr. Zur served as the Head of the IDF Planning Division. Between 2007 and 2010, Mr. Zur served as the commander of the National Training Center for Ground Trainings (NTC). Mr. Zur is currently the CEO of several Taavura Group subsidiaries, one of the largest logistics and transportation conglomerates in Israel, as well as a technology entrepreneur. Mr. Zur holds an MBA degree from Be’er Sheva University, a B.Sc. degree in Mechanical Engineering from Tel Aviv University, and is an alumnus of the Royal College of Defense Studies, London.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each of the nominees to serve as our directors until our 2018 Annual General Meeting of Shareholders.

Our External Directors

External directors serve three-year terms.

Elan Sigal has served as one of our external directors since August 2013. Mr. Sigal’s current term of service as External Director expires on August 30, 2019 (and it may be extended). Between January 2013 and August 2017, Mr. Sigal served as the Chief Financial Officer of Landa Corporation (Israel), an Israeli company that develops printing systems with proprietary nanography technology for the commercial market. Between January 2008 and December 2012, Mr. Sigal was the Chief Financial Officer of Objet Geometries Ltd., an Israeli company that is engaged in the design, development and manufacture of 3D printers. Between 2004 and December 2007, Mr. Sigal served as the Chief Financial Officer of our company. From May 2000 to December 2003, Mr. Sigal worked as a management consultant in the London office of McKinsey & Co., a leading global management consulting firm. For ten years Mr. Sigal served as a fighter pilot in the Israeli Air Force. Mr. Sigal holds a B.A. degree in Economics from Tel Aviv University.

Nurit Mor has served as one of our external directors since August 2006. Ms. Mor has served as an external director of two subsidiaries of Bank of Jerusalem from 2010 until 2012, Aspen Real Estate Ltd., an Israeli public company, from September 2005 until 2009 and of I.B.I Investment House Ltd (TASE: IBI) from May 2004 until 2010. From 1973 to 2003, Ms. Mor served in senior positions at the Bank of Israel, including in the public complaints and banking supervision department. Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration from the Hebrew University of Jerusalem, and an M.A. degree in Labor Studies from Tel Aviv University. Ms. Mor’s term of service as External Director expires on October 21, 2018. At this Meeting, shareholders will be asked to elect a new External Director (see Proposal 2).

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the external directors. The majority of the members of the audit committee must be independent directors. Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine-year period will not be deemed to interrupt the nine-year period). However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee. Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary, in order to present a specific matter. However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of such public company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation. The audit committee is required to establish and monitor whistleblower procedures. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the Nasdaq Stock Market Rules require listed companies to establish an audit committee comprised of at least three members, all of which must be financially literate, satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee is currently composed of Ms. Nurit Mor and Mr. Elan Sigal, our external directors under Israeli law, and Dr. Alon Dumanis, an independent director. If elected at this Meeting, it is expected that Ms. Tal Misch will be appointed to our Audit Committee replacing Ms. Mor in October 2018, The Audit Committee meets at least once each quarter. Our Board of Directors has determined that Mr. Sigal qualifies as an audit committee financial expert, as defined by rules of the SEC as well as being a director having a financial and accounting expertise in accordance with the requirement of the Israeli Companies Laws.

2. ELECTION OF (1) ONE EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Israeli Companies Law to appoint at least two external directors. In general, external directors serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain exceptions.

In general, under the Israeli Companies Law external directors serve for a three-year term and may be re-elected to two (2) additional three-year terms. However, Israeli companies listed on certain stock exchanges outside Israel, including the Nasdaq Capital Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

 Pursuant to the Israeli Companies Law, the nomination of an external director for an additional term can be made either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company. If the board of directors proposed the nominee, the re-election must be approved by the shareholders in the same majority required to appoint external directors for an initial term, as described below. If such re-election is proposed by shareholders, it requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

The term of office of one of our external director, Ms. Nurit Mor, expires on October 21, 2018. At the Meeting, shareholders will be asked to elect Ms. Tal Misch as an external director of our company, to serve for an initial three-year term commencing on October 22, 2018. After reviewing the declaration of Ms. Misch, confirming her qualifications, our Board of Directors has determined that Ms. Misch qualifies as an external director, within the meaning of the Israeli Companies Law.

Set forth below is information about the nominee for external director, including principal occupation and business history:

Tal Misch (50) Ms. Misch has served as an external director of Roots Sustainable Agricultural Technologies Ltd. an Israeli company whose shares are traded in Australia (since 2017), Telsys Ltd., an Israeli company whose shares are traded on the TASE (since 2016), the company for the Management of the Provident Fund of Ovdei Hamedina (since 2016), a government fund, Mardechai Aviv Building Industries (1973) Ltd., an Israeli public company whose shares are traded on the TASE (since 2016), Medi Power (Overseas) Ltd., an Israeli company whose shares are traded on the TASE (since 2015), Opal Balance Ltd., an Israeli company whose shares are traded on the TASE (since 2012). In addition, Ms. Misch has served as a director of Semicom Industries Ltd. an Israeli public company (between the years 2013 and 2014), Arazim Investments Ltd. an Israeli public company (between 2011-2014), Ligad Investment and Building Ltd., an Israeli public company (between 2012-2013), Karden Automobiles Ltd., an Israeli public company (between 2004-2005) and Keshet Broadcast Ltd., an Israeli private company (between 2003 and 2004). Between 2006 and 2014 Ms. Misch served as the co-CEO of Gmul Residential Real Estate Ltd, an Israeli public company. Prior to that, between the years 2004-2007 Ms. Misch served as the CFO of Gmul Investment Ltd. an Israeli public company. Prior to that, Ms. Misch served in various managerial and professional positions, including as certified public accountant in Broyde KPMG & Co, between the years 1992 and 1997. Ms. Misch is a CPA and a member of the Israeli Accountants Council as well as a licensed real–estate appraiser. Ms. Misch has a B.A. degree in Economics and Accounting, and an M.A. degree in Philosophy, Science and Digital Culture, from Tel Aviv University.

The Board of Directors recommends a vote FOR the election of Ms. Tal Misch as an external director of the Company, for a term of three years commencing on October 22, 2018.

The election of the nominee for external director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons’ relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represents 2% or less of the voting rights in the company.

3. APPROVAL OF AN INCREASE IN OUR AUTHORIZED SHARE CAPITAL

(Item 3 on the Proxy Card)

Our authorized share capital is NIS 1,125,000 divided into 37,500,000 ordinary shares, par value NIS 0.03 each, or the Ordinary Shares. As of April 30, 2018, 32,882,914 Ordinary Shares were issued and outstanding, an additional 2,281,875 Ordinary Shares were reserved for issuance to employees and directors pursuant to our share option plans, and an additional 222,000 Ordinary Shares were reserved for issuance pursuant to outstanding warrants.

Our Board of Directors recommends that our shareholders increase our authorized share capital by NIS 1,875,000 such that following the increase, the authorized share capital of our company shall equal NIS 3,000,000 divided into 100,000,000 Ordinary Shares.

The increase in authorized share capital would allow us to meet our future business needs, as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the issuance of warrants to investors, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other corporate purposes.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

“RESOLVED to approve the increase of our authorized share capital by NIS 1,875,000 such that following the increase, the authorized share capital shall equal NIS 3,000,000 divided into 100,000,000 ordinary shares, par value NIS 0.03 each, and to amend the Memorandum of Association and Articles of Association to reflect such increase.”

The affirmative vote of the majority of the Ordinary Shares voting on this proposal in person or by proxy, is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

4. APPROVAL OF U.S. TAXPAYERS APPENDIX TO 2015 SHARE OPTION PLAN

(Item 4 on the Proxy card)

We seek shareholder approval of the U.S. Taxpayers Appendix to our 2015 Share Option Plan, or the 2018 Appendix, and approval of the reservation of 1,000,000 ordinary shares for the issuance of grants under the 2018 Appendix. Our Board of Directors unanimously approved the 2018 Appendix and directed that it be submitted to our shareholders at the 2018 Annual Meeting.

The following is a brief summary of the material features of the 2018 Appendix.

Purpose and Administration of the 2018 Appendix

The options to purchase ordinary shares, or Options, granted under the 2018 Appendix are intended to enable us to attract, motivate, and retain the best available personnel for positions of substantial responsibility in our U.S. subsidiaries, to provide additional incentives to employees and other service providers of those subsidiaries, and to promote the success of our company. The 2018 Appendix applies specifically to Options granted under the 2015 Share Option Plan to persons who are U.S. taxpayers.

Subject to the shareholders’ approval of the 2018 Appendix, a maximum of 1,000,000 ordinary shares has been reserved for issuance pursuant to Options granted under the 2018 Appendix. The maximum reserve shall be adjusted in the case of changes in the capital structure of our company as may be permitted by applicable law.

The Board of Directors of the company has discretion to select the employees and consultants to whom Options may be granted, referred to as optionees. The Administrator of the 2015 Share Option Plan, including the 2018 Appendix, has the authority to determine the number of ordinary shares granted under each Option, to set the terms and conditions of each grant, including the type of Option, the exercise price and any vesting schedule, and to make all other determinations which the Administrator considers necessary or appropriate in the interpretation and administration of the 2015 Share Option Plan and the 2018 Appendix. The Administrator, in its discretion, may also accelerate the vesting of any Option and amend or modify any Option. Options granted under the 2018 Appendix will be evidenced by a written agreement with the optionee, containing the specific terms and conditions of each Option as determined by the Administrator.

Eligible Participants

Only persons who are officers, employees, directors or consultants of our U.S. subsidiaries will be eligible to participate in, and to receive Options under the 2018 Appendix. An optionee may be granted more than one option under the 2018 Appendix.

Terms of Options

The 2018 Appendix provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and non-statutory stock options, or NSOs. Options granted to employees of the company or any U.S. subsidiary of the company may be either ISOs or NSOs, and Options granted to consultants or other non-employees shall be NSOs. ISOs must be granted, if at all, within ten years of the Board of Director’s approval of the 2018 Appendix.

Except as provided in the 2018 Appendix, the general rules of our 2015 Share Option Plan apply to ISOs and NSOs.

The purchase price per share payable by an optionee upon the exercise of each ISO granted under the 2018 Appendix shall be at least equal to the fair market value of our ordinary shares on the date of the grant, as determined by the Administrator. The fair market value of our ordinary shares will be the higher of: (i) the average closing price of our ordinary shares as quoted on NASDAQ during the 30 business days prior to the date the Option is granted; and (ii) the closing price on the last trading day preceding the date the Option is granted. ISOs granted to persons determined under applicable regulations under Code Section 422 to be ten percent shareholders of our company will have an exercise price of not less than 110% of the fair market value of our ordinary shares.

The purchase price per share payable by an optionee upon the exercise of each NSO granted under the 2018 Appendix shall be determined by the Administrator, but shall not be less than the fair market value of our ordinary shares on the date of the grant.

The exercise price of an Option granted under the 2018 Appendix may be paid at the discretion of the Administrator, in cash, check, in a so-called cashless brokered exercise, or in any combination thereof, as described in the 2015 Share Option Plan. Optionees must make such arrangements as the Administrator may require for the satisfaction of all applicable taxes and withholding in connection with the exercise of Options and the acquisition of ordinary shares.

The Administrator will determine the expiration date of each Option. No ISO may be exercisable more than 10 years after its date of grant. In the case of ISOs granted to ten percent shareholders in our company, the ISO term may not exceed five years.

The provisions of the 2015 Share Option Plan and the written agreement with the optionee will determine what happens to the optionee’s vested and non-vested Options upon termination of employment. For an Option to be treated as an ISO for tax purposes, (i) if an optionee’s employment with the company (and its affiliates) terminates for any reason, other than on account of the optionee’s disability (as defined in the 2018 Appendix), the vested ISOs must be exercised within three months following the date of the optionee’s termination, or, if earlier, the Option’s expiration date, and (ii) if the optionee’s employment is terminated on account of disability, vested ISOs must be exercised within one year of such termination, or, if earlier, the Option’s expiration date.

Options granted under the 2018 Appendix cannot be assigned, transferred, pledged, or otherwise encumbered in any way, except in the event of the death of an optionee, by the optionee’s will or by the applicable laws of descent and distribution. Options granted under the 2018 Appendix may be exercised during an optionee’s lifetime only by the optionee.

In the event of a change in the number or nature of the outstanding ordinary shares by reason of a share dividend, share split, recapitalization, reorganization, merger, exchange of shares, or other similar capital adjustment, a proportionate adjustment may be made to the number, class, and an exercise price of shares subject to any outstanding Options under the 2018 Appendix, in order to maintain the purpose of the original grant.

U.S. Federal Income Tax Consequences

The following discussion of the U.S. federal income tax consequences intended to be a general summary of the tax law applicable to U.S. taxpayers who are optionees under the 2018 Appendix. State and local tax consequences may differ. Because the federal income tax rules governing options and related payments are complex and subject to frequent change, Optionees are advised to consult their tax advisors prior to exercise of options or dispositions of stock acquired pursuant to option exercise.

ISOs and NSOs are treated differently for federal tax purposes. ISOs under the 2018 Appendix are intended to comply with the requirements of Section 422 of the Code. NSOs need not comply with such requirements. To the extent that the aggregate fair market value of ordinary shares with respect to which ISOs are exercisable for the first time by an optionee during any calendar year under the 2018 Appendix and any other stock option plan of our company (including any affiliates) exceeds US$100,000, the ISO will be treated as a NSO.

An optionee is not taxed on the grant or exercise of an ISO. The difference between the exercise price and the fair market value of the shares on the exercise date will, however, be a preference item for purposes of the alternative minimum tax. If an optionee holds the shares acquired upon exercise of an ISO for at least two years following grant and at least one year following exercise, the optionee’s gain, if any, upon a subsequent disposition of such shares is long-term capital gain. The measure of the gain is the difference between the proceeds received on disposition and the optionee’s basis in the shares (which generally equals the exercise price). If an optionee disposes of stock acquired pursuant to exercise of an ISO before satisfying the one and two-year holding periods described above, the disposition disqualifies the Option from favorable tax treatment as an ISO and the optionee will recognize both ordinary income and capital gain in the year of disposition. The amount of the ordinary income will be the lesser of (i) the amount realized on disposition less the optionee’s adjusted basis in the stock (usually the option price), or (ii) the difference between the fair market value of the stock on the exercise date and the option price. The balance of the consideration received on such a disposition will be capital gain. Our company is not entitled to an income tax deduction on the grant or exercise of an ISO or on the optionee’s disposition of the shares after satisfying the holding period requirement described above. If the holding periods are not satisfied, however, we will be entitled to a deduction in the year the optionee disposes of the shares in an amount equal to the ordinary income recognized by the optionee. The 2018 Appendix requires ISO optionees to notify us if the ISO holding period is not satisfied.

An optionee is not taxed on the grant of an NSO. On exercise, however, the optionee recognizes taxable ordinary income equal to the difference between the option price and the fair market value of the shares on the date of exercise. We are entitled to an income tax deduction in the year of exercise in the amount recognized by the optionee as ordinary income. Any gain on subsequent disposition of the shares is long-term capital gain if the shares are held for at least one year following exercise.

Notwithstanding descriptions above regarding our right to tax deductions in connection with the exercise of Options, under Section 162(m) of the Code, for any tax year beginning after 2017, we may not deduct remuneration (i.e., wages and other benefits for services performed) in excess of $1,000,000 paid to our principal executive officer, principal financial officer and three highest compensated officers whose compensation is otherwise required to be reported to shareholders under the U.S. Securities Exchange Act of 1934 (“covered employees”). Covered employees include persons who hold these positions in the subject tax year or any prior tax year after 2016. Income derived by covered employees from the exercise of options granted under the 2018 Appendix would be included in the remuneration that is subject to the Section 162(m) deduction limitation. Therefore, to the extent that a covered employee’s exercise of options under the 2018 Appendix causes his or her total remuneration to exceed $1,000,000, the excess amount would not be deductible by us.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

“RESOLVED, to approve the adoption of the 2018 Appendix and to reserve 1,000,000 of our ordinary shares for issuance thereunder.”

The affirmative vote of the majority of the ordinary shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

5. APPROVAL OF GRANT OF 500,000 STOCK OPTIONS TO MR. DOV SELLA, THE COMPANY’S CEO

(Item 5 on the Proxy Card)

Mr. Dov Sella has served as our Chief Executive Officer since November 2016. Under his employment agreement, Mr. Sella is entitled to a monthly gross base salary of NIS 75,000. In addition to the options to purchase 131,250 ordinary shares that were granted to Mr. Sella on June 14, 2016, our shareholders previously approved the grant of additional options to Mr. Sella as follows: (i) options to purchase 68,750 ordinary shares at an exercise price of $1.16 per ordinary share that will vest ratably over a period of four (4) years and (ii) options to purchase 150,000 ordinary shares at an exercise price of $1.16 per ordinary share that will vest immediately instead of 99 vacation days that were accrued and redeemable for the benefit of Mr. Sella. In November 2017, our shareholders approved the grant of additional options to Mr. Sella to purchase 500,000 ordinary shares at an exercise price of $2.96 per shares that will vest ratably over a period of four (4) years.

Our Audit Committee (in its capacity as Compensation Committee) and Board of Directors approved on April 20, 2018 and recommended that our shareholders approve the grant of additional options to purchase 500,000 of our ordinary shares to Mr. Sella. The proposed grant was approved by our Compensation Committee and Board of Directors, taking into account our compensation philosophy and objectives and the provisions of the Compensation Policy, including among other things, the belief that such grant creates an alignment of interests between the Chief Executive Officer and our shareholders and therefore it is for the best interests of the Company. In addition, it is consistent with the terms of employment of chief executive officers in similar companies.

Pursuant to the terms of our Compensation Policy, the exercise price of the options to be granted to Mr. Sella will be the average closing price of our ordinary shares on NASDAQ on the 30 days of trading prior to the grant date. 25% of such options shall vest after 12 months and 75% of the options will vest in twelve (12) equal quarterly installments, so long as Mr. Sella continues to serve as our CEO. The options will remain exercisable for 90 days following cessation or termination of his service (other than for cause) and the vesting of the options shall accelerate upon a change in control. The options will expire on the 4th anniversary of the applicable vesting date. The options are granted pursuant to our 2015 Share Option Plan and are subject to its terms.

“RESOLVED, to approve a grant of options to Mr. Dov Sella, our Chief Executive Officer, as set forth in this Proxy Statement.”

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to grant options to Mr. Sella. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the grant of options to our CEO, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding ordinary shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the grant of options.

In accordance with the Israeli Companies Law, we may grant Dov Sella the additional options to purchase 500,000 Ordinary Shares even if the resolution is not approved by the shareholders, provided that each of the Compensation Committee and the Board of Directors has re-approved the grant, and has provided detailed reasoning for their determination following a revised discussion of the grant and taking into account the non-approval by the shareholders.

The Board of Directors recommends a vote FOR the foregoing resolution.

6. APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. GUY ZUR, A MEMBER OF OUR BOARD OF DIRECTORS, AS A BUSINESS DEVELOPMENT CONSULTANT OF THE COMPANY

(Item 6 on the Proxy Card)

Mr. Guy Zur has served as a member of our Board of Directors since March 27, 2017. Mr. Zur has expertise and experience in the global defense industry, due to his service in the IDF in a variety of positions. Mr. Zur retired with the rank of Major General as the Commander of the Ground Forces.

Our Audit Committee (in its capacity as Compensation Committee) and Board of Directors have approved the engagement Mr. Zur, as our business development consultant according to which Mr. Zur will be entitled to receive, in addition to his directors’ fees, a monthly retainer of NIS 10,000 payable as of January 1, 2018. Pursuant to the consultancy agreement with Mr. Zur, both Mr. Zur and our company may terminate the engagement with or without reason by giving 30 days’ prior notice.

Under the Israeli Companies Law, an agreement with a director, regarding the terms of his or her service in such capacity, or with respect to other services granted by such director, must be approved by the audit committee (in its capacity as compensation committee), board of directors and general meeting of shareholders, in that order.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

“RESOLVED that the terms of Mr. Guy Zur, a member of the Board of Directors, as a business development consultant to our company as set forth in the Proxy Statement for the Annual General Meeting of Shareholders of May 31, 2018, is hereby approved”

The affirmative vote of the majority of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

7. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 7 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has re-appointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2018 pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to determine the compensation of our independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services. With respect to fiscal year 2017, we paid Kost Forer Gabbay & Kasierer approximately $97,300 for audit services and approximately $17,000 for non-audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants of the Company, to conduct the annual audit of its financial statements for the year ending December 31, 2018, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, pursuant to the recommendation of our Audit Committee, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2017 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2017 as well as our annual report on Form 20-F for the year ended December 31, 2017 (filed with the SEC on March 28, 2018), may be viewed on our website at www.rada.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements, free of charge, upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Yossi Ben Shalom

Chairman of the Board of Directors

Dated: May 3, 2018